As Filed with the Securities
                                          and Exchange Commission
                                                  On May 30, 2000

             SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.
                        FORM U-6B-2

                 Certificate of Notification


     Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, P. 36,652] or U-
47 [Reg. Section 250.47, P. 36,620] adopted under the
Public Utility Holding Company Act of 1935

        Certificate is filed by: Conectiv and Subsidiaries

     This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg.
Section 250.48, P. 36,621].

1.  Type of security or securities ("draft," "promissory note"):
      See Schedule I.

2.  Issue, renewal or guaranty: Common Stock and Long-Term
    Promissory Notes are new issues. Short-Term Promissory Notes represent cash advances directly from Conectiv.
    Money Pool Advances represent short-term borrowings from the Conectiv System Money Pool.

3.  Principal amount of each security:  See Schedule I.

4.  Rate of interest per annum of each security:  See Schedule I

5.  Date of issue, renewal or guaranty of each security:
    See Schedule I.

6.  If renewal of security,  give date of original issue:
    Not  applicable.

7.  Date of maturity of each security:  See Schedule I.

8. Name of the person to whom each security was issued, renewed or guaranteed: Short-term promissory notes are issued to Conectiv; Money Pool advances are issued to Conectiv Resource
    Partners, Inc. as agent for the Conectiv Money Pool.

9.  Collateral given with each security, if any:  None.

10. Consideration received for each security: For stock, consideration is par value. For debt, consideration is principal amount.

11. Application of proceeds of each security: General corporate funds for use in ordinary course of business.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:
        a)   the provisions  contained in the first sentence of
             Section 6(b):
        b)   the provisions  contained in the fourth  sentence of
             Section 6(b):
        c) the provisions contained in any rule of the Commission other than Rule U-48: /x/

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) are not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) or the Act granted by the first sentence of Section 6(b).

Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of
Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued. Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 [Reg. ss. 250.48, P. 36,621] designate the rule under which exemption is claimed. Rule 52.

                                      CONECTIV

                                 By:  /s/ Philip S. Reese
                                          Philip S. Reese
                                          Vice President and Treasurer

 Date:  May 30, 2000

                                                 Form U-6B-2
                                                 Schedule I

                        Conectiv and Subsidiaries
                       Quarter Ended March 31, 2000





                Issued during Quarter    Balance at End of
                                               Quarter

                                Installment Promissory     Short-Term      Money Pool
Company            Common                Notes               Debt(1)(3)    Advances(2)(3)
                   Stock

Conectiv Resources
Partners, Inc.            0                 $0                $0              $90,968,734
Conectiv Services, Inc.   0                 $0                $0              $50,710,105
Conectiv Communications,
Inc.                      0                 $0              $158,888,621               $0
Conectiv Plumbing LLC     0                 $0                 $0                 $47,668
Conectiv Solutions LLC    0                 $0                 $0             $23,999,188
DCI I                     0                 $0                 $0             $ 5,595,437
Atlantic Southern
Properties, Inc.          0                 $0                 $0             $15,154,737
Conectiv Energy, Inc.     0                $21,622,020         $0             $0








(1)    Interest rate at end of quarter:   6.20%
(2)    Interest rate at end of quarter:   6.08%
(3)    Due on demand, but in no case later than 5/1/02